LIQUDITY MANAGEMENT ADDENDUM
to Administration, Bookkeeping and Pricing Services Agreement

This Liquidity Management Addendum (this “Addendum”) to the Administration, Bookkeeping and Pricing Services Agreement, as amended, is dated as of February 15, 2019 and entered into by and between RiverNorth Funds (the “Trust”), on behalf of each of its series (each, a “Fund”), RiverNorth Capital Management, LLC (the “Adviser”), and ALPS Fund Services, Inc. (“ALPS”).

WHEREAS, the Trust, the Adviser and ALPS have previously entered into an Administration, Bookkeeping and Pricing Services Agreement, dated as of December 6, 2010, as amended (the “Agreement”), pursuant to which ALPS provides each series of the Trust with certain administrative, bookkeeping and pricing services; and

WHEREAS, the Trust and ALPS wish to supplement the Agreement to provide for additional services to be performed by ALPS and to set forth the fees for those additional services.

NOW THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Services.

a.	ALPS will provide the Trust with the additional services (the “Additional Services”) described in Appendix I, attached hereto. Except as otherwise set forth herein, the provision of the Additional Services and duties of each party in connection therewith will be governed under the terms and conditions of the Agreement. For clarity, the Additional Services do not include, and ALPS shall not be responsible for creating or managing a Liquidity Risk Management (“LRM”) program for the Trust.

b.	The Additional Services may include the use of data, liquidity related reports, and/or other information (the “Data”) provided by a third party vendor (the “Vendor”). ICE Data Pricing & Reference Data, LLC (“ICE”) will be the Vendor used in the provision of the Additional Services initially; however, such Vendor may be changed by ALPS upon prior written notice to the Trust. The Trust acknowledges that this Addendum does not represent any delegation of its diligence or fiduciary duties to ALPS regarding the Vendor and/or any Data provided. The Trust further acknowledges that it retains full responsibility for the use of the Vendor and/or any Data provided by such Vendor.

c.	The Additional Services are provided only with respect to only the assets contained in the sleeve each Fund’s portfolio that is managed solely by the Adviser (the “Adviser Managed Assets,” with all other assets known as the “Non-Adviser Managed Assets”). Notwithstanding anything to the contrary in the Agreement and/or this Addendum, the Trust acknowledges that ALPS has no responsibility or liability for, and that the Fund shall indemnify, defend and hold ALPS harmless from any and all taxes, charges, assessments, disbursements, claims, losses, damages, penalties, actions, judgements, suits, and any other liabilities related to or arising from, directly or indirectly, the Trust’s LRM program (or the lack thereof) applicable to the Non-Adviser Managed Assets.

2.	Compensation. In consideration of the Additional Services performed under this Addendum, the Trust shall pay ALPS the fees listed in Appendix II, attached hereto. The imposition of such fees will commence beginning [DATE]. These fees are subject to an annual cost of living increase, as further described in Section 2(a) of the Agreement.

3.	Terms Applicable to the Additional Services. As applicable, the Additional Services provided under this Addendum are further subject to the additional terms and conditions set forth in the Appendix III, attached hereto.

4.	Term, Termination and Modification. This Addendum shall become effective as of the date first written above and shall continue thereafter until the termination of the Agreement. This Addendum cannot be modified except by a written agreement signed by both parties.

5.	Survival. The provisions of Section 1(c) and Section 3 of this Addendum shall survive termination of the Agreement and/or this Addendum.

6.	Miscellaneous. Except to the extent expressly amended or supplemented hereby, the provisions of the Agreement remain in full force and effect. All capitalized terms used in this Addendum and not defined herein shall have the meaning ascribed to them in the Agreement. This Addendum may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

7.	Governing Law. The provisions of this Addendum shall be construed and interpreted in accordance with the laws of the State of Colorado and the 1940 Act and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the day and year first above written.

RIVERNORTH FUNDS

By:	/s/ Marcus Collins
Name:	Marcus Collins
Title:	Secretary & CCO

RIVERNORTH CAPITAL MANAGEMENT, LLC

By:	/s/ Marcus Collins
Name:	Marcus Collins
Title:	Secretary & CCO

ALPS FUND SERVICES, INC.

By:	/s/Rahul Kanwar
Name:	Rahul Kanwar
Title:	Authorized Representative

APPENDIX I

Additional Services

The following Additional Services are to be performed by ALPS for the compensation noted in Appendix II hereto.

Fund Administration

●	Provide LRM support services with respect to only the Adviser Managed Assets (those assets contained in the sleeve of a Fund’s portfolio that are managed solely by the Adviser). Such LRM support services consist of:

○       Assistance with Vendor management, including facilitating communication between the Trust and the Vendor

○       Portfolio holdings data management within the Vendor’s LRM module

○       Management of user access of Vendor’s LRM module*

○       Generation and distribution of liquidity reports using the Vendor’s LRM module

*	Should the Trust require direct access to the Vendor’s module, the Trust will be required to execute a Liquidity Indicators Module Services Agreement (or similar agreement deemed acceptable by the Vendor) directly with ICE (or such other Vendor, as may be applicable) prior to such access being provided.

Revisions to, or the addition of new services to the services listed above (including but not limited to new or revised services related to regulatory changes or special projects) shall be subject to additional fees as determined by ALPS.

APPENDIX II

Compensation

Fees for the Additional Services:

For the Additional Services, the Trust will pay to ALPS such fees (which are in addition to fees otherwise due under the Agreement) as follows:

●	$9,000 per year*

*	This fee is subject to an annual cost of living adjustment as described in Section 2(a) of the Agreement.

The annual fee set forth above is the minimum fee which includes the provision of Additional Services for the Adviser Managed Assets sleeves in the three (3) Funds currently in operation as of the date of this Addendum. The Trust may add additional funds upon prior written notice to ALPS, for such fees to be negotiated at such time.

The above fees are based on assumptions derived from the Trust’s historical portfolio information and/or information provided by the Trust. ALPS’ fees are subject to revision on a one time or ongoing basis by ALPS, upon prior notice to the Trust, if ALPS determines that any Fund’s portfolio composition or investment strategy changes (which includes the percent of assets allocated between the Adviser Managed Assets and Non-Adviser-Managed Assets sleeves within a Fund’s portfolio), or if additional work is required by ALPS as it originally contemplated for its provision of the Additional Services.

Third Party Expenses:

All third party expenses incurred in providing the Additional Services will be billed to the Trust, including, but not limited to, Vendor fees, other expenses related to the Data, liquidity services fees, security reference data, portfolio risk metrics, and valuation leveling and/or similar data provided by third party suppliers (such as the Vendor). For expenses of a Vendor or other third party from which the Trust receives services as part of an existing ALPS relationship or agreement, the Trust will be billed the amount attributable to the services it received, calculated before application of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable). All expenses in which a Vendor or other third party does not have an established relationship with ALPS will be billed to the Trust as incurred.

APPENDIX III

Additional Terms

In addition to the terms and conditions of the Agreement, the following terms and conditions apply to the provision of the Additional Services under this Addendum:

1.	No Warranties

a.	Neither ALPS nor the Vendor (and its suppliers) make any warranties, express or implied, as to merchantability, fitness or any other matter with respect to any Data provided as part of or used in the Additional Services.

2.	Limitations on Liability; Data Use; Damages

a.	ALPS, Vendor and its suppliers shall have no liability to Trust, or a third party, for errors, omissions or malfunctions of the Data, other than the obligation of Vendor to endeavor, upon receipt of notice from Trust, to correct a malfunction, error, or omission in any Data.

b.	Trust acknowledges that (i) the Data is intended for use as an aid to institutional investors, registered brokers or professionals of similar sophistication in making informed judgments concerning liquidity characteristics of certain securities; and (ii) Vendor holds all title, license, copyright or similar intellectual property rights in the Data.

c.	Trust accepts responsibility for, and acknowledges it exercises its own independent judgment in, its selection of the Vendor to provide the Data used in the Additional Services, its selection of the use or intended use of such, and any results obtained. Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

d.	Trust shall indemnify ALPS and or Vendor and its suppliers against and hold Vendor harmless from any and all losses, damages, liability, costs, including attorney's fees, resulting directly or indirectly from any claim or demand against Vendor or its suppliers by a third party arising out of or related to the accuracy or completeness of any Data received by Trust, or any data, information, service, report, analysis or publication derived therefrom. Neither ALPS, Vendor nor its suppliers shall be liable for any claim or demand against Trust by a third party.

e.	As it relates to the Additional Services, no party shall be liable for (i) any special, indirect or consequential damages (even if advised of the possibility of such), (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply, or (iii) any claim that arose more than one year prior to the institution of suit therefor.